Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Global Blood Therapeutics, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-206329) on Form S-8 of Global Blood Therapeutics, Inc. of our report dated March 29, 2016, with respect to the balance sheets of Global Blood Therapeutics, Inc. as of December 31, 2015 and 2014, and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Global Blood Therapeutics, Inc.
(signed) KPMG LLP
San Francisco, California
March 29, 2016